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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                      DATA PROCESSING RESOURCES CORPORATION
          -------------------------------------------------------------
                            (Name of Subject Company

                              COMP ACQUISITION CO.
                              COMPUWARE CORPORATION
          -------------------------------------------------------------
                                    (Bidder)

                           COMMON STOCK, NO PAR VALUE
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    237823109
          -------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                           THOMAS COSTELLO, JR., ESQ.
                              COMP ACQUISITION CO.
                              COMPUWARE CORPORATION
                           31440 NORTHWESTERN HIGHWAY
                         FARMINGTON HILLS, MI 48334-2564
                            TELEPHONE: (248) 737-7300
          -------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:
                              DAVID W. HEALY, ESQ.
                             DOUGLAS N. COGEN, ESQ.
                               FENWICK & WEST LLP
                              TWO PALO ALTO SQUARE
                               PALO ALTO, CA 94306
                            TELEPHONE: (650) 494-0600

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        This Amendment No. 1 (this "Amendment") amends and supplements the
Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on June 30, 1999, as amended (the "Schedule 14D-1"), relating to the offer by COMP Acquisition Co., a California corporation ("Purchaser") and wholly owned subsidiary of Compuware Corporation, a Michigan corporation ("Compuware"), to purchase all outstanding shares of Common Stock, no par value (the "Shares"), of Data Processing Resources Corporation, a California corporation (the "Company"), at $24.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 30, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer and the Schedule 14D-1.

        Item 4 of the Schedule 14D-1 is hereby amended to read in its entirety as follows:

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a)-(c) The total amount of funds required by Purchaser to consummate the Offer and the Merger is estimated to be approximately $354 million (assuming the purchase of all Shares outstanding), plus approximately $2.5 million to pay related fees and expenses. In addition, as indicated in Section 10 of the Offer to Purchase under the heading "Convertible Notes," the Company will be required to offer to repurchase its 5 1/4% Convertible Subordinated Notes due 2005 (the "Notes") following the earlier of the consummation of the Offer or the Merger, for the aggregate principal amount of $115 million plus accrued interest. Purchaser plans to obtain all the funds needed for the Offer and the Merger, and to repurchase the Notes, from Compuware. Compuware will obtain such funds in part from the credit facility referred to below. As of March 31, 1999, Compuware had approximately $193 million in cash and cash equivalents and approximately $310 million in short term investments. Neither Purchaser nor Compuware has conditioned the Offer or the Merger on obtaining financing.

        On June 30, 1999, Compuware countersigned a commitment letter, dated June 29, 1999, from Morgan Stanley Senior Funding, Inc. ("Morgan Stanley") and Comerica Bank ("Comerica") pursuant to which Morgan Stanley and Comerica have committed to provide to Compuware, on specified terms and subject to specified conditions, up to $700 million in a credit facility, a portion of which funds are expected to be used to finance the purchase of the Shares pursuant to the Offer and the Merger, to finance the payments to be made upon the exercise of options to purchase Shares, to finance the Company's repurchase of its Notes tendered in response to the Company's offer to repurchase described above and in
Section 10 of the Offer to Purchase, and to pay related fees and expenses. The balance of the credit facility is expected to be used for other corporate purposes. Morgan Stanley has committed to provide $420 million of the total commitment, and Comerica has committed to provide $280 million. They reserve the right to act as agents for a syndicate of financial institutions which, together with Morgan Stanley and Comerica, will provide the credit facility.

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        The commitment letter contemplates that the credit facility will be a four year senior bank revolving credit facility, with scheduled reductions of the commitments under the facility of $100 million, $100 million and $500 million at the end of the second, third and fourth years. Outstanding loans under the credit facility are to be repaid if at any time their aggregate principal amount exceeds the then total credit facility commitment. The commitment letter provides for interest rates on outstanding loans under the credit facility, at Compuware's option, of either (i) the Eurodollar rate determined by Comerica, plus a margin of 1.25% initially, or (ii) the higher of the Comerica prime rate or 0.5% over the federal funds rate, plus a margin of 0.25% initially. In addition, the commitment letter provides for commitment fees on the unutilized commitments under the credit facility of 0.25% per annum initially. The interest rate margins and commitment fees will be adjusted after six months according to Compuware's then credit rating.

        Morgan Stanley's and Comerica's commitment to provide the credit facility is subject to satisfaction of certain conditions, including (i) satisfactory completion of a due diligence review, (including receipt and review of Compuware's financial statements for the fiscal year ended March 31, 1999),
(ii) the repayment and termination of Compuware's existing credit facility,
(iii) the absence of a material adverse change since March 31, 1999 (the date of Compuware's audited financial statements) in the ability of Compuware or its subsidiaries to perform their obligations to the lenders or with respect to the business, operations, assets, liabilities, condition or prospects of Compuware and its subsidiaries, (iv) the absence of any material change in the syndication market for credit facilities or in the financial, banking or capital markets that in the opinion of Morgan Stanley or Comerica would have a material adverse effect on the satisfactory syndication of the credit facility, (v) the absence of certain litigation, (vi) the negotiation and execution of definitive documentation for the credit facility by September 15, 1999, (vii) Morgan Stanley's and Comerica's approval of the structure, terms and documentation for the Offer and the Merger, (viii) all conditions precedent to the consummation of the Offer and the Merger (as set forth in the documentation therefor) having been satisfied to the satisfaction of Morgan Stanley and Comerica or waived with their consent, (ix) all necessary governmental approvals and all material third party approvals in connection with the credit facility, the Offer and the Merger having been obtained and remaining in effect, and all applicable waiting periods having expired without any action being taken by any competent authority which, in the judgment of Morgan Stanley and Comerica, restrains, prevents or imposes materially adverse conditions on the consummation of the Offer, the Merger or the credit facility, and (x) the absence of any judgment, order, injunction or other restraint prohibiting or imposing materially adverse conditions on the Offer, the Merger or the credit facility.

        The definitive documentation with respect to the credit facility also will contain representations, warranties, covenants, events of default and conditions customary for credit facilities of this size and type. Compuware has agreed to pay certain fees to Morgan Stanley and Comerica with respect to the commitment letter and to Morgan Stanley, Comerica and the other lenders with respect to the credit facility. Compuware also has agreed to reimburse certain expenses of Morgan Stanley and Comerica in connection with the commitment letter and to provide customary indemnities to Morgan Stanley, Comerica and the other lenders in connection with the credit facility.


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        The foregoing summary of the sources and amount of funds is qualified in its entirety by reference to the text of the commitment letter, a copy of which is an exhibit to this Amendment. If and when definitive agreements with respect to the credit facility are executed, copies will be filed as exhibits to amendments to the Schedule 14D-1.

    Although no definitive plan or arrangement for repayment of borrowings under the credit facility has been made, Compuware anticipates such borrowings will be repaid with internally generated funds (including, if the Merger is consummated, funds of the Company) and from other sources which may include the proceeds of future bank financings or the public or private sale of debt or equity securities. No decision has been made concerning the method Compuware will use to repay the borrowings under the credit facility. Such decision will be made based on Compuware's review from time to time of the advisability of particular actions, as well as prevailing interest rates, financial and other economic conditions and such other factors as Compuware may deem appropriate.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

    (b)(1) Commitment Letter, dated June 29, 1999, from Morgan Stanley Senior Funding, Inc. and Comerica Bank to Compuware Corporation.


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                                    SIGNATURE

    After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

July 6, 1999

                                       COMP ACQUISITION CO.

                                       By:     /S/ THOMAS COSTELLO, JR
                                               ---------------------------------
                                       Name:   Thomas Costello, Jr.
                                       Title:  Vice President, Secretary and
                                                 Treasurer


                                       COMPUWARE CORPORATION

                                       By:     /S/ LAURA FOURNIER
                                               ---------------------------------
                                       Name:   Laura Fournier
                                       Title:  Senior Vice President and
                                                 Chief Financial Officer


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                                  EXHIBIT INDEX

 EXHIBIT NUMBER                            EXHIBIT NAME
-----------------    -----------------------------------------------------------
     (b)(1)          Commitment Letter, dated June 29, 1999, from Morgan Stanley
                     Senior Funding, Inc. and Comerica Bank to Compuware
                     Corporation.


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